UBS Fund Services (USA) LLC

Statement of Operations

Year Ended December 31, 2015

Revenues:		
Allocated registered representatives revenue – Realty	$	2,118,787
Service fee income – Realty		137,374
Interest income		15
Total revenue		2,256,176
Expenses:		
Allocated registered representatives costs – Realty		2,118,787
Registration fees		61,182
Professional fees		50,207
General and administrative expenses		2,157
Total expenses		2,232,333
Net income	$	23,843

See accompanying notes.